UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13E-3
RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(E)
OF THE SECURITIES ACT OF 1934
(Amendment No. 3)
Aspen Technology, Inc.
(Name of the Issuer)
Aspen Technology, Inc.
(Names of Persons Filing Statement)
Common stock, $0.0001 par value per share
(Title of Class of Securities)
29109X106
(CUSIP Number of Class of Securities)
Aspen Technology, Inc.
20 Crosby Drive
Bedford, MA 01730
(781) 221-6400
(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)
With copies to
Graham Robinson
Chadé Severin
Skadden, Arps, Slate, Meagher & Flom LLP
500 Boylston Street
Boston, MA 02116
(617) 573-4800
This statement is filed in connection with (check the appropriate box):

a.	☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.	☐	The filing of a registration statement under the Securities Act of 1933.
c.	☒	A tender offer.
d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐
Check the following box if the filing is a final amendment reporting the results of the transaction: ☐
NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THIS TRANSACTION, PASSED UPON THE MERITS OR FAIRNESS OF THIS TRANSACTION, OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS SCHEDULE 13E-3. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

INTRODUCTION
This Amendment No. 3 to the Rule 13e-3 Transaction Statement on Schedule 13E-3 (as amended, this “Statement”) is being filed by Aspen Technology, Inc., a Delaware corporation (“AspenTech”), the issuer of the common stock that is the subject of the Rule 13e-3 transaction described below, and relates to the cash tender offer by Emersub CXV, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Emerson Electric Co, a Missouri corporation (“Emerson”), to purchase all of the issued and outstanding shares of common stock, par value $0.0001 per share, of AspenTech (other than the Excluded Shares, as defined in the Merger Agreement) at a price per Share equal to $265, net to the seller of such Shares in cash, without interest (the “Offer”). The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of January 26, 2025 (together with any amendments or supplements thereto, the “Merger Agreement”), by and among AspenTech, Emerson and Purchaser. The Merger Agreement provides that, among other things, following the consummation of the Offer and subject to the terms and conditions of the Merger Agreement, Purchaser will merge with and into AspenTech pursuant to Section 251(h) of the General Corporation Law of the State of Delaware (the “DGCL”), with AspenTech being the surviving corporation (the “Merger”). The terms of the Offer, and the conditions to which it is subject, are set forth in the combined Tender Offer Statement and Rule 13e-3 Transaction Statement filed under cover of Schedule TO by Purchaser and Emerson on February 10, 2025 (as amended or supplemented from time to time, the “Schedule TO”), which contains as exhibits an Offer to Purchase dated February 10, 2025 (the “Offer to Purchase”), and the related Letter of Transmittal (the “Letter of Transmittal,” which together with the Offer to Purchase, as each of them may be amended or supplemented from time to time, contain the terms of the Offer).
In response to the Offer, and concurrently with the filing of this Statement, AspenTech is also filing an Amendment No. 2 to its Solicitation/Recommendation Statement on Schedule 14D-9 filed on February 10, 2025 (as amended, the “Schedule 14D-9”).The information contained in the Schedule 14D-9 and the Offer to Purchase, including all schedules, annexes and exhibits thereto, copies of which are attached as exhibits hereto, is expressly incorporated by reference to the extent such information is required in response to the items of this Statement, and is supplemented by the information specifically provided herein. The responses to each item in this Statement are qualified in their entirety by the information contained in the Schedule 14D-9 and the Offer to Purchase. All information contained in this Statement concerning AspenTech, Emerson and Purchaser has been provided by such person and not by any other person. All capitalized terms used in this Statement without definition have the meanings ascribed to them in the Schedule 14D-9.
Item 1. Summary Term Sheet
The information set forth in the Offer to Purchase under the heading “Summary Term Sheet” is incorporated herein by reference.
Item 2. Subject Company Information
(a) Name and Address
The information set forth in the Schedule 14D-9 under the heading “Item 1. Subject Company Information—Name and Address” is incorporated herein by reference.
(b) Securities
The information set forth in the Schedule 14D-9 under the heading “Item 1. Subject Company Information—Securities” is incorporated herein by reference.
(c) Trading Market and Price
The information set forth in the Offer to Purchase under the heading “The Tender Offer—Section 16. Price Range of Shares; Dividends” is incorporated herein by reference.
(d) Dividends
The information set forth in the Offer to Purchase under the heading “The Tender Offer—Section 16. Price Range of Shares; Dividends” is incorporated herein by reference.

(e) Prior Public Offerings
Not applicable.
(f) Prior Stock Purchases
Not applicable.
Item 3. Identity and Background of Filing Person
(a) Name and Address
The information set forth in the Offer to Purchase under the headings “The Tender Offer—Section 19. Certain Information Concerning Parent, Purchaser and Certain Related Persons” and “Schedule A—Information Concerning Members of the Boards of Directors and the Executive Officers of Purchaser, EMR US Holdings LLC, EMR Worldwide Inc., EMR Holdings, Inc. and Parent” is incorporated herein by reference.
(b) Business and Background of Entities
The information set forth in the Schedule 14D-9 under the heading “Item 1. Subject Company Information—Name and Address” is incorporated herein by reference.
The information set forth in the Offer to Purchase under the headings “The Tender Offer—Section 19. Certain Information Concerning Parent, Purchaser and Certain Related Persons,” “Special Factors—Section 5. Transactions and Arrangements Concerning the Shares” and “Schedule A—Information Concerning Members of the Boards of Directors and the Executive Officers of Purchaser, EMR US Holdings LLC, EMR Worldwide Inc., EMR Holdings, Inc. and Parent” is incorporated herein by reference.
(c) Business and Background of Natural Persons
The information set forth in the Schedule 14D-9 under the headings “Item 2. Identity and Background of Filing Person—Business and Background of AspenTech’s Directors and Executive Officers” and “Annex A—Business and Background of AspenTech’s Directors and Executive Officers” is incorporated herein by reference.
The information set forth in the Offer to Purchase under the headings “Special Factors—Section 5. Transactions and Arrangements Concerning the Shares” and “Schedule A—Information Concerning Members of the Boards of Directors and the Executive Officers of Purchaser, EMR US Holdings LLC, EMR Worldwide Inc., EMR Holdings, Inc. and Parent” is incorporated herein by reference.
(d) Tender Offer
The information set forth in the Schedule 14D-9 under the heading “Item 2. Identity and Background of Filing Person—Tender Offer” is incorporated herein by reference.
The information set forth in the Offer to Purchase under the heading “The Tender Offer—Section 19. Certain Information Concerning Parent, Purchaser and Certain Related Persons” is incorporated herein by reference.
Item 4. Terms of the Transaction
(a) Material Terms
(1)(i) The information set forth in the Schedule 14D-9 under the heading “Item 2. Identity and Background of Filing Person—Tender Offer” is incorporated herein by reference.
The information set forth in the Offer to Purchase under the headings “Summary Term Sheet” and “The Tender Offer—Section 11. Terms of the Offer” is incorporated herein by reference.
(1)(ii) The information set forth in the Schedule 14D-9 under the heading “Item 2. Identity and Background of Filing Person—Tender Offer” is incorporated herein by reference.
The information set forth in the Offer to Purchase under the headings “Summary Term Sheet” and “The Tender Offer—Section 11. Terms of the Offer” is incorporated herein by reference.

(1)(iii) The information set forth in the Schedule 14D-9 under the heading “Item 2. Identity and Background of Filing Person—Tender Offer” is incorporated herein by reference.
The information set forth in the Offer to Purchase under the headings “Summary Term Sheet” and “The Tender Offer—Section 11. Terms of the Offer” is incorporated herein by reference.
(1)(iv) The information set forth in the Offer to Purchase under the headings “The Tender Offer—Section 11. Terms of the Offer” and “The Tender Offer—Section 20. Summary of the Merger Agreement—The Offer” is incorporated herein by reference.
(1)(v) The information set forth in the Offer to Purchase under the headings “Summary Term Sheet,” “The Tender Offer—Section 11. Terms of the Offer” and “The Tender Offer—Section 20. Summary of the Merger Agreement—The Offer” is incorporated herein by reference.
(1)(vi) The information set forth in the Offer to Purchase under the headings “Summary Term Sheet” and “The Tender Offer—Section 14. Withdrawal Rights” is incorporated herein by reference.
(1)(vii) The information set forth in the Offer to Purchase under the headings “Summary Term Sheet,” “The Tender Offer—Section 13. Procedures for Tendering Shares” and “The Tender Offer—Section 14. Withdrawal Rights” is incorporated herein by reference.
(1)(viii) The information set forth in the Offer to Purchase under the headings “Summary Term Sheet,” “The Tender Offer—Section 11. Terms of the Offer” and “The Tender Offer—Section 12. Acceptance for Payment and Payment for Shares” is incorporated herein by reference.
(1)(ix) Not applicable.
(1)(x) The information set forth in the Schedule 14D-9 under the heading “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Current Executive Officers and Directors of AspenTech” is incorporated herein by reference.
(1)(xi) Not applicable.
(1)(xii) The information set forth in the Offer to Purchase under the heading “The Tender Offer—Section 15. Certain U.S. Federal Income Tax Consequences of the Offer and the Merger” is incorporated herein by reference.
(2)(i) The information set forth in the Schedule 14D-9 under the heading “Item 2. Identity and Background of Filing Person—Tender Offer” is incorporated herein by reference. The information set forth in the Offer to Purchase under the headings “Summary Term Sheet,” “The Tender Offer—Section 11. Terms of the Offer” and “The Tender Offer—Section 20. Summary of the Merger Agreement” is incorporated herein by reference.
(2)(ii) The information set forth in the Schedule 14D-9 under the heading “Item 2. Identity and Background of Filing Person—Tender Offer” is incorporated herein by reference. The information set forth in the Offer to Purchase under the heading “Summary Term Sheet” is incorporated herein by reference.
(2)(iii) The information set forth in the Schedule 14D-9 under the headings “Item 4. The Solicitation or Recommendation—Background of the Merger Agreement; Reasons for the Recommendation—Reasons for the Recommendation of the Special Committee; Reasons for the Recommendation of the Board” and “Item 4. The Solicitation or Recommendation—Opinion of AspenTech’s Financial Advisors” is incorporated herein by reference. The information set forth in the Offer to Purchase under the headings “Summary Term Sheet” and “Special Factors—Section 2. Position of Parent Regarding the Fairness of the Transaction” is incorporated herein by reference.
(2)(iv) The information set forth in the Schedule 14D-9 under the heading “Item 8. Additional Information—Stockholder Vote of the Merger Not Required” is incorporated herein by reference. The information set forth in the Offer to Purchase under the headings “Summary Term Sheet” and “Special Factors—Section 3. Purpose of the Offer and Plans for AspenTech” is incorporated herein by reference.
(2)(v) The information set forth in the Schedule 14D-9 under the headings “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Current Executive Officers and Directors of AspenTech” and “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Executive Officer and Director Arrangements Following the Merger” is incorporated herein by reference.

(2)(vi) Not applicable.
(2)(vii) The information set forth in the Offer to Purchase under the heading “The Tender Offer—Section 15. Certain U.S. Federal Income Tax Consequences of the Offer and the Merger” is incorporated herein by reference.
(c) Different Terms
The information set forth in the Schedule 14D-9 under the heading “Item 3. Past Contacts, Transactions, Negotiations and Agreements” is incorporated herein by reference.
The information set forth in the Offer to Purchase under the headings “Summary Term Sheet,” “Special Factors—Section 4. Interests of Certain Persons in the Offer” and “Special Factors—Section 6. Related Party Transactions” is incorporated herein by reference.
(d) Appraisal Rights
The information set forth in the Schedule 14D-9 under the heading “Item 8. Additional Information—Appraisal Rights” is incorporated herein by reference.
The information set forth in the Offer to Purchase under the headings “Summary Term Sheet” and “The Tender Offer—Section 24. Certain Legal Matters; Regulatory Approvals—Appraisal Rights” is incorporated herein by reference.
(e) Provisions for Unaffiliated Security Holders
The filing person has not made any provision in connection with the transaction to grant unaffiliated security holders access to the corporate files of the filing person or to obtain counsel or appraisal services at the expense of the filing person.
(f) Eligibility for Listing or Trading
Not applicable.
Item 5. Past Contacts, Transactions, Negotiations and Agreements
(a) Transactions
The information set forth in the Schedule 14D-9 under the heading “Item 3. Past Contacts, Transactions, Negotiations and Agreements” is incorporated herein by reference.
The information set forth in the Offer to Purchase under the heading “Special Factors—Section 6. Related Party Transactions” is incorporated herein by reference.
(b)–(c) Significant Corporate Events; Negotiations or Contacts
The information set forth in the Schedule 14D-9 under the headings “Item 3. Past Contacts, Transactions, Negotiations and Agreements,” “Item 4. The Solicitation or Recommendation—Background of the Merger Agreement; Reasons for the Recommendation—Background of the Merger Agreement” and “Item 5. Persons/Assets Retained, Employed, Compensated or Used” is incorporated herein by reference.
The information set forth in the Offer to Purchase under the headings “Special Factors—Section 1. Background of the Offer; Contacts with AspenTech,” “Special Factors—Section 4. Interests of Certain Persons in the Offer,” “Special Factors—Section 6. Related Party Transactions” and “Special Factors—Section 10. Materials Prepared by Parent’s Financial Advisors” is incorporated herein by reference.
(e) Agreements Involving the Subject Company’s Securities
The information set forth in the Schedule 14D-9 under the headings “Item 2. Identity and Background of Filing Person—Tender Offer” and “Item 3. Past Contacts, Transactions, Negotiations and Agreements” is incorporated herein by reference.

The information set forth in the Offer to Purchase under the headings “Special Factors—Section 6. Related Party Transactions,” “The Tender Offer—Section 11. Terms of the Offer” and “The Tender Offer—Section 20. Summary of the Merger Agreement” is incorporated herein by reference.
Item 6. Purposes of the Transaction, and Plans or Proposals
(b) Use of Securities Acquired
The information set forth in the Offer to Purchase under the headings “Summary Term Sheet,” “Special Factors—Section 3. Purpose of the Offer and Plans for AspenTech,” “The Tender Offer—Section 11. Terms of the Offer” and “The Tender Offer—Section 17. Possible Effects of the Offer on the Market for the Shares; Nasdaq Listing; Exchange Act Registration and Margin Regulations” is incorporated herein by reference.
(c)(1)–(8) Plans
The information set forth in the Schedule 14D-9 under the heading “Item 2. Identity and Background of Filing Person—Tender Offer” is incorporated herein by reference.
The information set forth in the Offer to Purchase under the headings “Summary Term Sheet,” “Special Factors—Section 3. Purpose of the Offer and Plans for AspenTech,” “The Tender Offer—Section 11. Terms of the Offer” and “The Tender Offer—Section 17. Possible Effects of the Offer on the Market for the Shares; Nasdaq Listing; Exchange Act Registration and Margin Regulations” is incorporated herein by reference.
Item 7. Purposes, Alternatives, Reasons and Effects
(a) Purposes
The information set forth in the Schedule 14D-9 under the headings “Item 4. The Solicitation or Recommendation—Background of the Merger Agreement; Reasons for the Recommendation—Reasons for the Recommendation of the Special Committee; Reasons for the Recommendation of the Board,” “Item 4. The Solicitation or Recommendation—Opinion of AspenTech’s Financial Advisors” and “Item 7. Purposes of the Transaction and Plans or Proposals” is incorporated herein by reference.
The information set forth in the Offer to Purchase under the headings “Summary Term Sheet,” “Special Factors—Section 1. Background of the Offer; Contacts with AspenTech” and “Special Factors—Section 3. Purpose of the Offer and Plans for AspenTech” is incorporated herein by reference.
(b) Alternatives
The information set forth in the Schedule 14D-9 under the headings “Item 4. The Solicitation or Recommendation—Background of the Merger Agreement; Reasons for the Recommendation” and “Item 4. The Solicitation or Recommendation—Opinion of AspenTech’s Financial Advisors” is incorporated herein by reference.
The information set forth in the Offer to Purchase under the headings “Special Factors—Section 1. Background of the Offer; Contacts with AspenTech” and “Special Factors—Section 3. Purpose of the Offer and Plans for AspenTech” is incorporated herein by reference.
(c) Reasons
The information set forth in the Schedule 14D-9 under the headings “Item 4. The Solicitation or Recommendation—Background of the Merger Agreement; Reasons for the Recommendation—Reasons for the Recommendation of the Special Committee; Reasons for the Recommendation of the Board” and “Item 4. The Solicitation or Recommendation—Opinion of AspenTech’s Financial Advisors” is incorporated herein by reference.
The information set forth in the Offer to Purchase under the headings “Special Factors—Section 1. Background of the Offer; Contacts with AspenTech” and “Special Factors—Section 3. Purpose of the Offer and Plans for AspenTech” is incorporated herein by reference.
(d) Effects
The information set forth in the Schedule 14D-9 under the headings “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Current Executive Officers and Directors of AspenTech,” “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Executive Officer and Director

Arrangements Following the Merger,” “Item 4. The Solicitation or Recommendation—Background of the Merger Agreement; Reasons for the Recommendation,” “Item 4. The Solicitation or Recommendation—Opinion of AspenTech’s Financial Advisors” and “Item 8. Additional Information” is incorporated herein by reference.
The information set forth in the Offer to Purchase under the headings “Summary Term Sheet,” “Special Factors—Section 3. Purpose of the Offer and Plans for AspenTech,” “The Tender Offer—Section 11. Terms of the Offer,” “The Tender Offer—Section 15. Certain U.S. Federal Income Tax Consequences of the Offer and the Merger” and “The Tender Offer—Section 17. Possible Effects of the Offer on the Market for the Shares; Nasdaq Listing; Exchange Act Registration and Margin Regulations” is incorporated herein by reference.
Item 8. Fairness of the Transaction
(a) Fairness
The information set forth in the Schedule 14D-9 under the headings “Item 4. The Solicitation or Recommendation—Background of the Merger Agreement; Reasons for the Recommendation—Reasons for the Recommendation of the Special Committee; Reasons for the Recommendation of the Board” and “Item 4. The Solicitation or Recommendation—Opinion of AspenTech’s Financial Advisors” is incorporated herein by reference.
(b) Factors Considered in Determining Fairness
The information set forth in the Schedule 14D-9 under the headings “Item 4. The Solicitation or Recommendation—Background of the Merger Agreement; Reasons for the Recommendation—Reasons for the Recommendation of the Special Committee; Reasons for the Recommendation of the Board,” “Item 4. The Solicitation or Recommendation—Opinion of AspenTech’s Financial Advisors” and the information set forth in Exhibits (c)(1) and (c)(2) attached hereto is incorporated herein by reference.
(c) Approval of Security Holders
The information set forth in the Schedule 14D-9 under the headings “Item 2. Identity and Background of Filing Person—Tender Offer” and “Item 4. The Solicitation or Recommendation—Background of the Merger Agreement; Reasons for the Recommendation—Reasons for the Recommendation of the Special Committee; Reasons for the Recommendation of the Board” is incorporated herein by reference.
The information set forth in the Offer to Purchase under the headings “Summary Term Sheet,” “The Tender Offer—Section 11. Terms of the Offer” and “The Tender Offer—Section 22. Conditions of the Offer” is incorporated herein by reference.
(d) Unaffiliated Representative
The information set forth in the Schedule 14D-9 under the heading “Item 4. The Solicitation or Recommendation—Background of the Merger Agreement; Reasons for the Recommendation” is incorporated herein by reference. An unaffiliated representative was not retained to act solely on behalf of unaffiliated security holders for purposes of negotiating the terms of the transaction or preparing a report concerning the fairness of the transaction.
(e) Approval of Directors
The information set forth in the Schedule 14D-9 under the heading “Item 4. The Solicitation or Recommendation—Recommendation of the Special Committee and the Board of Directors” is incorporated herein by reference.
(f) Other Offers
The information set forth in the Schedule 14D-9 under the heading “Item 4. The Solicitation or Recommendation—Background of the Merger Agreement; Reasons for the Recommendation” is incorporated herein by reference.

Item 9. Reports, Opinions, Appraisals and Negotiations
(a)–(b) Report, Opinion or Appraisal; Preparer and Summary of the Report, Opinion or Appraisal
The information set forth in the Schedule 14D-9 under the headings “Item 4. The Solicitation or Recommendation,” “Item 5. Persons/Assets Retained, Employed, Compensated or Used” and the information set forth in Exhibits (c)(1) and (c)(2) attached hereto is incorporated herein by reference.
(c) Availability of Documents
The reports, opinions or appraisals referenced in this Item 9 are available for inspection and copying at AspenTech’s principal executive offices located at 20 Crosby Drive, Bedford, MA 01730, during regular business hours, by any interested stockholder of AspenTech or a representative of such interested stockholder who has been so designated in writing by such interested stockholder.
Item 10. Source and Amounts of Funds or Other Consideration
(a)–(b) Source of Funds; Conditions
The information set forth in the Offer to Purchase under the heading “The Tender Offer—Section 21. Source and Amount of Funds” is incorporated herein by reference.
(c) Expenses
The information set forth in the Schedule 14D-9 under the headings “Item 4. The Solicitation or Recommendation—Opinion of AspenTech’s Financial Advisors” and “Item 5. Persons/Assets Retained, Employed, Compensated or Used” is incorporated herein by reference. The information set forth in the Offer to Purchase under the heading “The Tender Offer—Section 25. Fees and Expenses” is incorporated herein by reference.
(d) Borrowed Funds
Not applicable.
Item 11. Interest in Securities of the Subject Company
(a) Securities Ownership
The information set forth in Schedule 14D-9 under the heading “Item 3. Past Contacts, Transactions, Negotiations and Agreements” is incorporated herein by reference.
The information set forth in the Offer to Purchase under the headings “Special Factors—Section 5. Transactions and Arrangements Concerning the Shares,” “Special Factors—Section 6. Related Party Transactions” and “Schedule A—Security Ownership of Certain Beneficial Owners and Management” is incorporated herein by reference.
(b) Securities Transactions
The information set forth in Schedule 14D-9 under the heading “Item 6. Interest in Securities of the Subject Company” is incorporated herein by reference.
The information set forth in the Offer to Purchase under the heading “Special Factors—Section 5. Transactions and Arrangements Concerning the Shares” is incorporated herein by reference.
Item 12. The Solicitation or Recommendation
(d) Intent to Tender or Vote in a Going-Private Transaction
The information set forth in the Schedule 14D-9 under the heading “Item 4. The Solicitation or Recommendation—Intent to Tender” is incorporated herein by reference. The information set forth in the Offer to Purchase under the heading “Special Factors—Section 5. Transactions and Arrangements Concerning the Shares” is incorporated herein by reference.

(e) Recommendations of Others
The information set forth in the Schedule 14D-9 under the heading “Item 4. The Solicitation or Recommendation—Recommendation of the Special Committee and the Board of Directors” and “Item 4. The Solicitation or Recommendation—Background of the Merger Agreement; Reasons for the Recommendation—Reasons for the Recommendation of the Special Committee; Reasons for the Recommendation of the Board” is incorporated herein by reference. The information set forth in the Offer to Purchase under the heading “Special Factors—Section 9. Recommendation by the Special Committee and the AspenTech Board” is incorporated herein by reference.
Item 13. Financial Statements
(a) Financial Information
The audited financial statements of AspenTech as of and for the fiscal years ended June 30, 2023, and June 30, 2024, are incorporated herein by reference to Item 8 of AspenTech’s Annual Report on Form 10-K for the fiscal year ended June 30, 2024, filed with the SEC on August 13, 2024. The unaudited consolidated financial statements of AspenTech for the six months ended December 31, 2024, are incorporated herein by reference to Item 1 of Part 1 of AspenTech’s Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2024, filed with the SEC on February 4, 2025.
The information set forth in the Offer to Purchase under the heading “The Tender Offer—Section 18. Certain Information Concerning AspenTech—Historical Selected Financial Information” is incorporated herein by reference.
(b) Pro Forma Information
Not applicable.
Item 14. Persons/Assets, Retained, Employed, Compensated or Used
(a) Solicitations or Recommendations
The information set forth in the Schedule 14D-9 under the heading “Item 5. Persons/Assets Retained, Employed, Compensated or Used” is incorporated herein by reference.
The information set forth in the Offer to Purchase under the heading “The Tender Offer—Section 25. Fees and Expenses” is incorporated herein by reference.
(b) Employees and Corporate Assets
The information set forth in the Schedule 14D-9 under the heading “Item 5. Persons/Assets Retained, Employed, Compensated or Used” is incorporated herein by reference.
Item 15. Additional Information
(b) Golden Parachute Payments
The information set forth in the Schedule 14D-9 under the headings “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Current Executive Officers and Directors of AspenTech—Golden Parachute Compensation” is incorporated herein by reference.
(c) Other Material Information
The information set forth in the Schedule 14D-9 under the heading “Item 8. Additional Information” is incorporated herein by reference.

Item 16. Exhibits
The following exhibits are filed herewith:

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated February 10, 2025 (incorporated by reference to Exhibit (a)(1)(i) to Schedule TO filed by Emerson and Purchaser on February 10, 2025).
(a)(1)(B)	Form of Letter of Transmittal, dated February 10, 2025 (incorporated by reference to Exhibit (a)(1)(ii) to Schedule TO filed by Emerson and Purchaser on February 10, 2025).
(a)(1)(C)	Form of Notice of Guaranteed Delivery, dated February 10, 2025 (incorporated by reference to Exhibit (a)(1)(iii) to Schedule TO filed by Emerson and Purchaser on February 10, 2025).
(a)(1)(D)
Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated February 10, 2025 (incorporated by reference to Exhibit (a)(1)(iv) to Schedule TO filed by Emerson and Purchaser on February 10, 2025).

(a)(1)(E)
Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated February 10, 2025 (incorporated by reference to Exhibit (a)(1)(v) to Schedule TO filed by Emerson and Purchaser on February 10, 2025).

(a)(1)(F)
Form of Summary Advertisement, published February 10, 2025, in the Wall Street Journal (incorporated by reference to Exhibit (a)(1)(vi) to Schedule TO filed by Emerson and Purchaser on February 10, 2025).

(a)(1)(G)	Amendment No. 1 to the Schedule TO, dated February 10, 2025 (incorporated by reference to the Schedule TO filed by Emerson and Purchaser on February 10, 2025).
(a)(1)(H)	Amendment No. 2 to the Schedule TO, dated February 24, 2025 (incorporated by reference to the Schedule TO filed by Emerson and Purchaser on February 24, 2025).
(a)(1)(I)	Amendment No. 3 to the Schedule TO, dated February 27, 2025 (incorporated by reference to the Schedule TO filed by Emerson and Purchaser on February 28, 2025).
(a)(1)(J)	Amendment No. 4 to the Schedule TO, dated February 28, 2025 (incorporated by reference to the Schedule TO filed by Emerson and Purchaser on February 28, 2025).
(a)(2)(A)	Solicitation/Recommendation Statement on Schedule 14D-9 (incorporated by reference to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by AspenTech on February 10, 2025).
(a)(2)(B)	Amendment No. 1 to the Solicitation/Recommendation Statement on Schedule 14D-9, dated February 24, 2025 (incorporated by reference to the Schedule 14D-9 filed by AspenTech on February 24, 2025).
(a)(2)(C)	Amendment No. 2 to the Solicitation/Recommendation Statement on Schedule 14D-9, dated February 28, 2025 (incorporated by reference to the Schedule 14D-9 filed by AspenTech on February 28, 2025).
(a)(5)(A)	Excerpts from the Company 10-Q filed February 4, 2025 (incorporated by reference to Exhibit 99.1 to Schedule 14D-9C filed by AspenTech on February 4, 2025).
(a)(5)(B)	AspenTech Employee Q&A (incorporated by reference to Exhibit 99.1 to Schedule 14D-9C filed by AspenTech on January 29, 2025).
(a)(5)(C)	Form of email distributed to employees (incorporated by reference to Exhibit 99.1 to Schedule 14D-9C filed by AspenTech on January 27, 2025).
(a)(5)(D)	Form of letter sent to customers (incorporated by reference to Exhibit 99.2 to Schedule 14D-9C filed by AspenTech on January 27, 2025).
(a)(5)(E)	Form of letter sent to business partners (incorporated by reference to Exhibit 99.3 to Schedule 14D-9C filed by AspenTech on January 27, 2025).
(a)(5)(F)	Joint Press Release issued by AspenTech and Emerson on January 27, 2025 (incorporated by reference to Exhibit 99.1 to Form 8-K filed by AspenTech on January 27, 2025).

Exhibit No.	Description
(a)(5)(G)	Press Release issued by AspenTech on November 20, 2024 (incorporated by reference to Exhibit 99.1 to Schedule 14D-9C filed by AspenTech on November 20, 2024).
(a)(5)(H)	Press Release issued by AspenTech on November 5, 2024 (incorporated by reference to Exhibit 99.1 to Schedule 14D-9C filed by AspenTech on November 6, 2024).
(c)(1)	Opinion of Qatalyst Partners LP, dated January 26, 2025 (incorporated by reference to Annex B attached to AspenTech’s Solicitation/Recommendation Statement on Form 14D-9 filed on February 10, 2025).
(c)(2)
Opinion of Citigroup Global Markets Inc., dated January 26, 2025 (incorporated by reference to Annex C attached to AspenTech’s Solicitation/Recommendation Statement on Form 14D-9 filed on February 10, 2025).

(c)(3)+	Presentation titled “Project Alpha Discussion Materials—Echo Proposal Overview,” dated November 19, 2024, of Qatalyst Partners LP and Citigroup Global Markets Inc. to the Special Committee.
(c)(4)+	Presentation titled “Project Alpha Discussion Materials—Echo Proposal Overview,” dated December 7, 2024, of Qatalyst Partners LP to the Special Committee.
(c)(5)+	Presentation titled “Project Alpha Discussion Materials for the Special Committee,” dated December 7, 2024, of Citigroup Global Markets Inc. to the Special Committee.
(c)(6)++	Presentation titled “Project Alpha—Discussion Materials,” dated December 22, 2024, of Qatalyst Partners LP and Citigroup Global Markets Inc. to the Special Committee.
(c)(7)*+	Presentation titled “Project Alpha—Special Committee Materials,” dated January 5, 2025, of Qatalyst Partners LP and Citigroup Global Markets Inc. to the Special Committee.
(c)(8)*+	Presentation titled “Project Alpha—Special Committee Materials,” dated January 19, 2025, of Qatalyst Partners LP and Citigroup Global Markets Inc. to the Special Committee.
(c)(9)+
Presentation titled “Project Alpha Discussion Materials—Presentation to the Special Committee,” dated January 26, 2025, of Qatalyst Partners LP to the Special Committee and the board of directors of AspenTech.

(c)(10)+
Presentation titled “Project Alpha—Discussion Materials for the Special Committee,” dated January 26, 2025, of Citigroup Global Markets Inc. to the Special Committee and the board of directors of AspenTech.

(d)(1)
Agreement and Plan of Merger, dated as of January 26, 2025, among Aspen Technology, Inc., Emerson Electric Co. and Emersub CXV, Inc., (incorporated by reference to Form 8-K filed by AspenTech on January 27, 2025).

(d)(2)
Transaction Agreement and Plan of Merger, dated as of October 10, 2021 (the “Transaction Agreement and Plan of Merger”), among AspenTech Corporation (f/k/a Aspen Technology, Inc.), Emerson Electric Co., EMR Worldwide Inc., Aspen Technology, Inc. (f/k/a Emersub CX, Inc.) and Emersub CXI, Inc. (incorporated by reference to Form 8-K filed by AspenTech on October 12, 2021).

(d)(3)	Amendment No. 1 to the Transaction Agreement and Plan of Merger (incorporated by reference to Form 10-Q filed by AspenTech on April 27, 2022).
(d)(4)	Amendment No. 2 to the Transaction Agreement and Plan of Merger (incorporated by reference to Form 10-K filed by AspenTech on August 21, 2023).
(d)(5)	Stockholders Agreement, dated as of May 16, 2022, among Aspen Technology, Inc., Emerson Electric Co. and EMR Worldwide Inc. (incorporated by reference to Form 8-K filed by AspenTech on May 17, 2022).

Exhibit No.	Description
(d)(6)	Registration Rights Agreement, dated as of May 16, 2022, between EMR Worldwide Inc. and Aspen Technology, Inc. (incorporated by reference to Form 8-K filed by AspenTech May 17, 2022).
(d)(7)	Tax Matters Agreement, dated as of May 16, 2022, between Emerson Electric Co. and Aspen Technology, Inc. (incorporated by reference to Form 8-K filed by AspenTech on May 17, 2022).
(d)(8)	Aspen Technology, Inc. 2022 Employee Stock Purchase Plan (incorporated by reference to Form 8-K filed by AspenTech on May 17, 2022).
(d)(9)	Aspen Technology, Inc. 2022 Omnibus Incentive Plan (incorporated by reference to Form 8-K filed by AspenTech on May 17, 2022).
(d)(10)
Form of Aspen Technology, Inc. Stock Option Grant Agreement (Employee) under the Aspen Technology, Inc. 2022 Omnibus Incentive Plan (incorporated by reference to Form 10-Q filed by AspenTech on May 2, 2023).

(d)(11)
Form of Aspen Technology, Inc. Restricted Stock Unit Grant Agreement (Employee) under the Aspen Technology, Inc. 2022 Omnibus Incentive Plan (incorporated by reference to Form 10-Q filed by AspenTech on May 2, 2023).

(d)(12)
Form of Aspen Technology, Inc. Performance Stock Unit Grant Agreement (Employee) under the Aspen Technology, Inc. 2022 Omnibus Incentive Plan (incorporated by reference to Form 10-K filed by AspenTech on August 21, 2023).

(d)(13)
Form of Aspen Technology, Inc. Restricted Stock Unit Grant Agreement (Director Initial Grant) under Aspen Technology, Inc. 2022 Omnibus Incentive Plan (incorporated by reference to Form 10-Q filed by AspenTech on May 2, 2023).

(d)(14)
Form of Aspen Technology, Inc. Restricted Stock Unit Grant Agreement (Director Annual Grant) under the Aspen Technology, Inc. 2022 Omnibus Incentive Plan (incorporated by reference to Form 10-Q filed by AspenTech on May 2, 2023).

(d)(15)	Aspen Technology, Inc. Executive Retention Plan (incorporated by reference to Form 10-Q filed by AspenTech on May 7, 2024).
(d)(16)	Form of Aspen Technology, Inc. Indemnification Agreement (incorporated by reference to Form 10-KT filed by AspenTech on August 25, 2022).
(d)(17)
Second Amended and Restated Credit Agreement by and among Aspen Technology, Inc., the lenders and issuing banks party thereto and JPMorgan Chase Bank, N.A., as administrative agent (incorporated by reference to Form 8-K filed by AspenTech on June 27, 2024).

(f)	Section 262 of the Delaware General Corporation Law.
107+	Filing Fee Table.

*	Certain portions of this exhibit have been redacted and provided separately to the Securities and Exchange Commission pursuant to a request for confidential treatment.
+	Previously filed with the Transaction Statement on Schedule 13E-3 filed with the Securities and Exchange Commission on February 10, 2025.
++	Previously filed with the Transaction Statement on Schedule 13E-3 filed with the Securities and Exchange Commission on February 25, 2025.

SIGNATURES
After due inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Aspen Technology, Inc.

By:	/s/ Antonio J. Pietri
Name:	Antonio J. Pietri
Title:	President and Chief Executive Officer
Date:	February 28, 2025

[Signature Page to SC 13E-3/A]